SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a).

(Amendment No. 3)*

Gold Reserve Inc.
(Name of Issuer)
Class A Common Stock, no par value per share
(Title of Class of Securities)
38068N108

(CUSIP Number)

Brent Binge, Esq.
Steelhead Partners, LLC
333 108th Avenue NE, Suite 2010
Bellevue, WA 98004
(425) 974-3788

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With			10,499,924[1]
	7.	Sole Voting Power
0
	8.	Shared Voting Power
10,499,924[1]
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	10,499,924[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row 11	10.8%[1]
14.		Type of Reporting Person (See Instructions)	IA

[1]This number does not include a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

1.	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
6.		Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With			8,944,573[1]
	7.	Sole Voting Power
0
	8.	Shared Voting Power
8,944,573[1]
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,944,573[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row 11	9.2%[1]
14.		Type of Reporting Person (See Instructions)	PN

[1]This number does not include a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

1.	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	10,499,924[1]

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	10,499,924[1]

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	10,499,924[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row 11	10.8%[1]
14.		Type of Reporting Person (See Instructions)	IN/HC

[1]This number does not include a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

1.	Names of Reporting Persons	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	10,499,924[1]

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	10,499,924[1]

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	10,499,924[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row 11	10.8%[1]
14.		Type of Reporting Person (See Instructions)	IN/HC

[1]This number does not include a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to shares of Class A common stock, no par value per share (the “Common Stock”), of Gold Reserve Inc., a foreign private issuer (the “Issuer”). The principal executive office of the Issuer is 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Steelhead Partners, LLC (“Steelhead”), Steelhead Navigator Master, L.P. (“Steelhead Navigator”), James Michael Johnston and Brian Katz Klein. Steelhead, Steelhead Navigator, Mr. Johnston and Mr. Klein are referred to collectively herein as the “Reporting Persons.”

The principal business address of Steelhead, Mr. Johnston and Mr. Klein is 333 108th Avenue NE, Suite 2010, Bellevue, WA 98004. The principal business address of Steelhead Navigator is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Steelhead Navigator is an exempted limited partnership, whose investment manager is Steelhead and whose general partner is Steelhead Navigator Cayman GP, Ltd., a Cayman Islands exempted company, the sole shareholder of which is Steelhead. Steelhead is an investment adviser registered as such with the Securities and Exchange Commission (“SEC”). Mr. Johnston and Mr. Klein are Steelhead’s member-managers.

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Klein has during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Klein has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Steelhead is a Delaware limited liability company, Steelhead Navigator is a Cayman Islands exempted limited partnership, and Mr. Johnston and Mr. Klein are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used to purchase 3,611,893 shares of Common Stock reported on this Schedule 13D was the working capital of Steelhead Navigator or margin borrowings described below. The amount of funds used to purchase such shares of Common Stock was approximately $5,082,454. No funds or other consideration were used to acquire the remaining shares of Common Stock or other securities described herein. 5,332,680 shares were acquired by Steelhead Navigator through conversion of certain convertible notes held by Steelhead Navigator. 1,555,351 shares were acquired by another client account managed by Steelhead through an in-kind distribution from Steelhead Navigator at a cost of $5,315,853. Shares of Common Stock may be held by Steelhead Navigator in a commingled margin account, which may extend margin credit to Steelhead Navigator from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in each margin account are pledged as collateral security for the repayment of debit balances in such account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4. Purpose of Transaction.

Steelhead reached an agreement with the Issuer on August 23, 2017 regarding how Steelhead will vote the shares of Common Stock beneficially owned by Steelhead Navigator and another client account that holds Common Stock at the upcoming annual meeting of shareholders to be held on August 29, 2017. Attached as Exhibit 1 is a letter to shareholders of the Issuer that provides details of this agreement.

The reporting persons may engage in communications with one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer, including, by not limited to, for purposes of discussing the Issuer’s operations.

Although the reporting persons have no specific plan or proposal to acquire or dispose of the securities of the Issuer, consistent with their investment purposes, the reporting persons at any time and from time to time, may acquire additional securities or dispose of any or all of their securities depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.

Except as indicated above, none of the reporting persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The reporting persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) Steelhead Navigator beneficially owns 8,944,573 shares of Common Stock, and the percentage of Common Stock beneficially owned by Steelhead Navigator is 9.2%.

Steelhead, as (i) the investment manager of Steelhead Navigator and another client account that holds Issuer Common Stock, and (ii) the sole member of Steelhead Navigator’s general partner, and Mr. Johnston and Mr. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Steelhead Navigator and such other client account in that they may be deemed to have the power to direct the voting or disposition of the shares owned by Steelhead Navigator and held in such other client account. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any such securities, and Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule 13D, Steelhead, Mr. Johnston and Mr. Klein beneficially own 10,499,924 shares of Common Stock (which is comprised of the shares of Common Stock owned by Steelhead Navigator and the other client account managed by Steelhead), and the percentage of Common Stock beneficially owned by such reporting persons is 10.8%.

The calculation of percentage of beneficial ownership in this paragraph (a) and Item 13 of pages 2 - 5 of this Schedule 13D was derived from the Issuer’s Form 6-K filed with the SEC on August 11, 2017, in which the Issuer stated that a total of approximately 97.5 million shares of Common Stock were issued and outstanding following the conversion of certain convertible notes into shares of Common Stock.

(b) Reference is made hereby to Items 7 to 10 of pages 2 - 5 of this Schedule, which Items are incorporated herein by reference.

(c) On August 8, 2017, Steelhead Navigator provided notice to the Issuer of its intention to convert $5,083,966 in principal of the 11% senior secured convertible notes due 2018 (the “Notes”) held by Steelhead Navigator. The Issuer had the option of delivering shares of Common Stock or cash upon conversion. On August 10, 2017, the Issuer informed Steelhead that it would be delivering 1,694,655 shares of Common Stock for this conversion.

(d) Certain special purpose liquidating vehicles (“SPVs”) that are managed by Steelhead have interests (through participation rights) in the securities of the Issuer held by Steelhead Navigator (i.e., the right to receive dividends from, or the proceeds from the sale of, such securities). No such interests relate to 5% or more of a class of the securities. Interests in the SPVs are held by investors that have withdrawn from Steelhead Navigator. Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 23, 2017, Steelhead reached an agreement with the Issuer regarding how Steelhead will vote the shares of Common Stock beneficially owned by Steelhead Navigator and another client account that holds Common Stock at the upcoming annual meeting of shareholders to be held on August 29, 2017. Attached as Exhibit 1 is a letter to shareholders of the Issuer that provides details of this agreement.

On December 2, 2015, the Issuer filed a 6-K with the SEC indicating that the Issuer and certain parties, including Steelhead Navigator as a holder of the Issuer’s previously modified Notes (the “Notes”), had closed a financing and third restructuring transaction (the “Third Restructuring Transaction”) pursuant to the Note Restructuring and Note Purchase Agreement (the “Third Restructuring Agreement”). Based on the revised conversion rate set forth in the Fourth Supplemental Indenture, attached as Exhibit E to the Third Restructuring Agreement, 6,493,372 shares of Common Stock would have been issued to Steelhead Navigator upon the conversion of the Notes held by Steelhead Navigator. Pursuant to the Third Restructuring Transaction, Steelhead Navigator also received (and continues to hold) a 3.506% contingent value right entitling it to this percentage of certain net proceeds from a mining data sale or arbitration award.

On December 21, 2016, Steelhead Navigator converted $6,493,372 in principal of the Notes and received 2,164,457 shares of Common Stock. On July 12, 2017, Steelhead Navigator converted $4,420,705 in principal of the Notes and received 1,473,568 shares of Common Stock. On August 8, 2017, Steelhead Navigator converted $5,083,966 in principal of Notes and received 1,694,655 shares of Common Stock. In addition, on July 14, 2017, Steelhead Navigator returned for redemption $1,619,542 in principal amount of Notes for a cash redemption premium and on August 10, 2017, Steelhead Navigator returned for redemption $1,862,531 in principal amount of Notes for a cash redemption premium. Steelhead Navigator no longer holds any Notes as of the date of this filing.

Previously, as described in the Schedule 13D filed by the Reporting Persons on June 20, 2014, on June 20, 2014, the Issuer filed a 6-K with the SEC indicating that the issuer and certain parties, including Steelhead Navigator as a holder of the Notes, had closed a financing and second restructuring transaction (the “Second Restructuring Transaction”) pursuant to the Subordinated Note Restructuring and Note Purchase Agreement (the “Second Restructuring Agreement”), whereby the Notes held by Steelhead Navigator were restructured for a second time.

Previously, as described in the Schedule 13D filed by the Reporting Persons on December 14, 2012, on September 18, 2012 the Issuer filed a Schedule TO with the SEC relating to the offer to certain holders of the Notes to participate in an initial restructuring of such Notes.  According to the Issuer’s Schedule TO, as amended and supplemented, holders of approximately 98.7% of the outstanding Notes (the “Large Noteholders”), including Steelhead Navigator, agreed to the terms of a restructuring transaction (the “First Restructuring Transaction” and together with the Third Restructuring Transaction and the Second Restructuring Transaction, the “Restructuring Transactions”) pursuant to the Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012, among the Issuer and the Large Noteholders (the “First Restructuring Agreement”), whereby the Notes held by the Large Noteholders were first restructured.

Item 7. Material to Be Filed as Exhibits.

No.	Exhibit
1.	Letter to Shareholders dated August 23, 2017
2.	Agreement Regarding Joint Filing of Statement on Schedule 13D
3.	Second Amended and Restated Subordinated Note Restructuring Agreement, dated September 13, 2012*
4.	Subordinated Note Restructuring and Note Purchase Agreement, dated June 18, 2014**
5.	Second Supplemental Indenture***
6.	Note Restructuring and Note Purchase Agreement, dated as of November 30, 2015****
7.	Fourth Supplemental Indenture*****

______________

*Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein.

** Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on June 20, 2014 and incorporated by reference herein.

***Filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on June 20, 2014 and incorporated by reference herein.

****Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on December 2, 2015 and incorporated by reference herein.

*****Filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on December 2, 2015 and incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2017	STEELHEAD PARTNERS, LLC By: _/s/ Brent E. Binge_________ Brent Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge__________ Brent Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge_____________________ Brent Binge, Attorney-In-Fact for James Michael Johnston*
BRIAN KATZ KLEIN /s/ Brent E. Binge______________________ Brent Binge, Attorney-In-Fact for Brian Katz Klein**

* Power of Attorney was previously filed with the SEC as Exhibit 2 to Amendment No. 6 to the Schedule 13D filed by Steelhead Partners, LLC with respect to Sonde Resources Corp. on October 26, 2011.

** Power of Attorney was previously filed with the SEC as Exhibit 3 to Amendment No. 6 to the Schedule 13D filed by Steelhead Partners, LLC with respect to Sonde Resources Corp. on October 26, 2011.

EXHIBITS LIST

No. 1. 2. 3. 4. 5. 6. 7.

Exhibit

Letter to Shareholders dated August 23, 2017

Agreement Regarding Joint Filing of Statement on Schedule 13D

Second Amended and Restated Subordinated Note Restructuring Agreement, dated September 13, 2012.*

Subordinated Note Restructuring and Note Purchase Agreement, dated June 20, 2014.**

Second Supplemental Indenture***

Note Restructuring and Note Purchase Agreement, dated as of November 30, 2015****

Fourth Supplemental Indenture*****

_________________

* Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein.

** Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on June 20, 2014 and incorporated by reference herein.

***Filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on June 20, 2014 and incorporated by reference herein.

****Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on December 2, 2015 and incorporated by reference herein.

***** Filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on December 2, 2015 and incorporated by reference herein.

EXHIBIT 1

August 23, 2017

To Shareholders of Gold Reserve Inc:

As you are aware from our earlier filings and Gold Reserve's recently-released annual general meeting materials, Steelhead Partners, LLC ("Steelhead") nominated three individuals to serve on Gold Reserve's board of directors. As indicated in the company's recent press release, we have reached agreement with the company on the compromise described. We believe that this compromise is in the best interests of the company, management and all shareholders and we will be voting in favor of the revised slate of board nominees.

Steelhead has been a long-term supporter of Gold Reserve, its board and management. Our involvement in the company extends back to April 7, 2006, when Steelhead Navigator Master, L.P. bought its first shares, and for a number of recent years Steelhead was the largest shareholder. Prior to its recent retirement, we also owned a significant portion of the company's debt, having started our debt purchases in 2008. We also have agreed on three separate occasions to restructure that debt, which left the equity intact, ensured the company's survival and allowed the company to move forward with the arbitration and settlement process while aligning debt holders with shareholders.

Our director nomination request and accompanying 200-word statement were made prior to finalization of the amended settlement agreement and subsequent three payments by Venezuela. With these developments, we believe it is in the best interests of all stakeholders to move forward and focus on the future distribution of a substantial portion of settlement payments to shareholders and development of the joint mining venture. We believe that the efforts of management and the board in successfully completing the revised settlement agreement and joint venture terms provide a solid platform for future value creation at Gold Reserve.

Based on the agreement we have reached with the company, Steelhead has withdrawn its nominations of Chris Hodgson and Joseph Mannello and we will be voting in favor of the election of James Coleman, Rockne Timm, A. Doug Belanger, Jean Charles Potvin, James P. Geyer, Robert Cohen and myself (J. Michael Johnston). We believe that the election and reelection of these individuals to the board of directors is in the best interests of Gold Reserve and its shareholders. Thank you for your consideration.

Sincerely,

J. Michael Johnston

Steelhead Partners, LLC

EXHIBIT 2

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: August 23, 2017	STEELHEAD PARTNERS, LLC By: _/s/ Brent E. Binge___________ Brent Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge___________ Brent Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge_____________________ Brent Binge, Attorney-In-Fact for James Michael Johnston*
BRIAN KATZ KLEIN /s/ Brent E. Binge_____________________ Brent Binge, Attorney-In-Fact for Brian Katz Klein**

* Power of Attorney was previously filed with the SEC as Exhibit 2 to Amendment No. 6 to the Schedule 13D filed by Steelhead Partners, LLC with respect to Sonde Resources Corp. on October 26, 2011.

** Power of Attorney was previously filed with the SEC as Exhibit 3 to Amendment No. 6 to the Schedule 13D filed by Steelhead Partners, LLC with respect to Sonde Resources Corp. on October 26, 2011.